BRIAN M. BROWN

Admitted in Virginia and Michigan

(804) 343-5023

bbrown@woodsrogers.com

July 31, 2015

VIA UPS OVERNIGHT

United States Securities and Exchange Commission

Division of Corporation Finance

Terence O’Brien, Accounting Branch Chief

Melissa N. Rocha, Senior Assistant Chief Accountant

Tracey McKoy, Staff Accountant

RE:	TREX COMPANY, INC.
Form 10-K for the fiscal year ended December 31, 2014
Filed February 24, 2015
File Number 001-14649

Dear Mr. O’Brien, Ms. Rocha and Ms. McKoy:

On behalf of our client Trex Company, Inc. (“Trex” or “Company”), we are responding to the Staff’s comment letter, dated June 26, 2015 (the “Staff Letter”), with respect to the U.S. Securities and Exchange Commission’s review of the Company’s Form 10-K for the fiscal year ended December 31, 2014, filed February 24, 2015 (“Form 10-K”).

Set forth below are the Company’s responses to the Staff Letter. For ease of reference, we have included the full text of the correlative Staff comment. The numbered paragraph in this letter corresponds to the number contained in the Staff Letter. The page number referred to in the following paragraph corresponds to the page number in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 1. – Business, page 1

1.	We note from your earnings call held May 8, 2015 and your May 2015 investor presentation, that you initiated Trex International in 2011, expanded beyond Europe in 2012, and now sell in a total of 45 countries and expect a continued fast rate of growth in Europe, Australia, Asia and Middle East. With regards to any material foreign operations, please tell and disclose the following:

•	Quantify your foreign sales and how you determined they were not material and disclosure for each period presented in your Form 10-K for the year ended December 31, 2014 and quarter ended March 31, 2015 was not warranted;

Riverfront Plaza, West Tower / 901 East Byrd Street, Suite 1550 / Richmond,

Virginia 23219

(804) 343-5020 / Fax (804) 343-5021

Offices also in Roanoke, Charlottesville and Danville, Virginia

Trex Response Letter to

United States Securities and Exchange Commission

Division of Corporation Finance

July 31, 2015

RESPONSE: The Company reviews quantitative factors and qualitative criteria in determining the materiality of its foreign sales. Also, the Company attributes sales as domestic or foreign based on the location to which the product is shipped and has consistently applied that method of attribution.

Quantitative Factors

The Company’s sales have primarily been attributed to the U.S. market, which has historically comprised approximately 90 percent or more of the Company’s total net sales. Prior to 2014, net foreign sales for the year ended 2012 were only 7.5 percent, or $23.1 million of total net sales, and 8.4 percent, or $28.8 million of total net sales, for the year ended 2013. In 2014, net foreign sales increased to 10.6 percent, or $41.5 million of total net sales. Net foreign sales for the six months ended June 30, 2015 compared to net foreign sales for the six months ended June 30, 2014 remained relatively flat, while both total Company sales and U.S. sales increased during the same period, with the increase in total net sales almost entirely from sales in the U.S. market.

Due to the seasonal nature of the Company’s business, which may vary from quarter to quarter, foreign sales have historically been a higher percentage of the total sales mix at the beginning of the year and then decreased by year end. Therefore, the Company assesses materiality of foreign sales for disclosure at year end, rather than throughout the quarterly periods. We believe this is consistent with the requirements of Item 101(d) of Regulation S-K and ASC 280-10-50-41.

Qualitative Criteria

When considering business strategies in foreign countries, the Company looks at qualitative criteria such as potential sales growth in the country, favorable logistics and ease of shipping, foreign laws and restrictions, a stable political climate, the U.S. dollar versus foreign currencies, etc. In order to determine if foreign sales are material for disclosure, the Company uses qualitative criteria together with quantitative data. For example, if a sale in a foreign country resulted in an increase in foreign sales for a given reporting period, the Company would also consider the likelihood of sustained growth in the country, or it may assess if the political climate had deteriorated subsequent to the sale, etc.

Trex Response Letter to

United States Securities and Exchange Commission

Division of Corporation Finance

July 31, 2015

The Company determined that foreign sales did not warrant separate disclosure in prior years based on the fact that net foreign sales were slightly above 10 percent of total net sales for only one year in the three-year period ended December 31, 2014, and the fact that the Company did not have sufficient evidential matter that the upward trend in the foreign sales mix to the total mix would continue in future periods. For example, in determining if the upward trend in the foreign sales mix would continue, one qualitative factor the Company considered was the negative implications on foreign sales as a result of the strengthening U.S. dollar. Between June 2014 and December 2014, the U.S. dollar increased 10.5 percent against the euro and 6.8 percent against the Canadian dollar. Therefore, the Company expected foreign sales to decrease to less than 10 percent of its sales for the full year of 2015.

In future filings, the Company will evaluate quantitative and qualitative factors in determining the materiality of its foreign sales for disclosure and comply with the requirements of Item 101(d) of Regulation S-K and ASC 280-10-50-41.

•	Disclose components of income(loss) before tax expense (benefit) as either domestic or foreign and amounts applicable to US federal and foreign income taxes for each major component of income tax expense pursuant to ASC 740 and Rule 4-08(h) of Regulation S-X;

RESPONSE: The Company does not have any permanent establishment in any foreign country and does not have any assets located outside the United States. The Company does not have any corporate, income or sales tax responsibility or liability in any foreign jurisdiction and is not obligated to file any tax return in any foreign jurisdiction.

•	Disclose any material foreign currency exchange differences during each period in accordance with ASC 830; and

RESPONSE: All of the Company’s transactions are denominated in U.S. dollars. As a result, the Company does not have foreign currency exchange differences.

Trex Response Letter to

United States Securities and Exchange Commission

Division of Corporation Finance

July 31, 2015

•	Disclose revenues generated from external customers attributed to an individual foreign country pursuant to ASC 280-10-50-41, as well as Item 101(d) of Regulation S-K.

RESPONSE: In determining the materiality of sales to an individual foreign country, Trex considers a quantitative factor together with qualitative criteria, as discussed above. For its quantitative factor, Trex generally considers a benchmark of 10 percent or more of total sales to an individual foreign country to be material. Trex chose the 10 percent benchmark as that size is similar to the percentage disclosure requirement threshold of § 229.101(c)(1)(vii) of Regulation S-K. For the years ended December 31, 2014, 2013, and 2012, no sales attributed to an individual foreign country were 10 percent or more of the Company’s total sales.

We appreciate your assistance in review of the Company’s periodic filing. Please contact me at (804) 343-5023, or Brad McDonald, Senior Director and Controller, Trex, at (540) 542-6957, if you have any questions or require any additional information.

Very truly yours, Woods Rogers PLC

/s/ Brian Brown
Brian M. Brown

BMB: mwl

Cc:	Mr. James E. Cline
Senior Vice President and Chief Financial Officer
Trex Company, Inc.

Mr. Bryan H. Fairbanks
Senior Director, Supply Chain and Executive Director, International Business Development
Trex Company, Inc.

Mr. Brad McDonald
Senior Director and Controller
Trex Company, Inc.

Trex Response Letter to

United States Securities and Exchange Commission

Division of Corporation Finance

July 31, 2015

Mr. William R. Gupp

Senior Vice President, General Counsel and Secretary

Trex Company, Inc.

Trex Response Letter to

United States Securities and Exchange Commission

Division of Corporation Finance

July 31, 2015

Trex Company, Inc.

160 Exeter Drive

Winchester, Virginia 22603

July 31, 2015

VIA UPS OVERNIGHT

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Melissa N. Rocha, Senior Assistant Chief Accountant

Ms. Tracy McKoy, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Trex Company, Inc.
Form 10-K for the fiscal year ended December 31, 2014
Filed February 24, 2015
Response dated July 31, 2015
File Number 001-14649

Dear Mr. O’Brien, Ms. Rocha and Ms. McKoy:

In connection with the recent review by Staff of the U.S. Securities and Exchange Commission (“SEC”) of the Trex Company, Inc. (“Trex”) Form 10-K for the fiscal year ended December 31, 2014, filed February 24, 2015, and the Trex response dated July 31, 2015 (“Response”), the undersigned hereby acknowledges on behalf of Trex that:

•	Trex is responsible for the adequacy and the accuracy of the disclosures contained in the Form 10-K for the fiscal year ended December 31, 2014, filed February 24, 2015; and the Response filed by Trex;

•	Comments of the SEC Staff, if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing made; and

•	Trex may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Trex Response Letter to

United States Securities and Exchange Commission

Division of Corporation Finance

July 31, 2015

It is our understanding that you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other such matter involving Trex.

Thank you for your attention to the foregoing.

Sincerely,

/s/ James E. Cline
James E. Cline
Senior Vice President and Chief Financial Officer
Trex Company, Inc.